UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queens Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-267419) of Li-Cycle Holdings Corp. (the “Company”) (including the prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Report of Voting Results

On April 27, 2023, the Company issued its Report of Voting Results, which is included as Exhibit 99.1 to this Current Report on Form 6-K.

Director Appointment

On April 27, 2023, immediately following the annual general meeting of shareholders, the Board of Directors (the “Board”) of the Company appointed Diane Pearse to serve as an independent director on the Company’s Board, effective immediately.

Ms. Diane Pearse, 65, currently serves on the board of MSA Safety, Inc. (NYSE: MSA), a manufacturer and supplier of safety products to protect workers and facility infrastructures in a variety of industries, and as a director of Basic American Foods, Inc., a privately held food manufacturing company. Ms. Pearse was previously a C-Suite executive, having held CEO, COO and CFO roles for several companies. She retired as CEO and President of Hickory Farms, LLC, a multi-channel food products retailer, in January 2022. Her other roles have included COO and Executive Vice President of Finance for Garrett Brands, a privately-held consumer products company; Senior Vice President of Finance and Operations at Redbox Entertainment, Inc., a video entertainment and distribution company; and CFO of Crate and Barrel, a home furnishings retailer. Her financial expertise was developed through progressive roles within the finance functions of Amoco Corporation and BP, leading multinational oil and gas companies.

Ms. Pearse currently serves on the Dean’s Advisory Council for DePaul University’s Driehaus College of Business and on the board of directors of Uniting Voices Chicago, a not-for-profit organization that supports music education. Ms. Pearse was included in Crain’s 2019 Notable Women Executives over 50 and in Women Inc. Magazine’s 2019 Most Influential Corporate Directors. She is a member of The Chicago Network and a member of The Women Corporate Directors Foundation. Ms. Pearse graduated Bronze Tablet from the University of Illinois-Urbana with a B.S. in Accountancy, and obtained an M.B.A. in Finance, with honors, from DePaul University.

EXHIBIT INDEX

The following exhibit is furnished as part of this Current Report on Form 6-K.

Exhibit Number	Exhibit Description

99.1	Report of Voting Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer

Date: April 27, 2023